[For reference]
                                                                     May 10,2005
                                                        Toyota Motor Corporation


                Holding of Ordinary General Shareholders' Meeting


1. Date and time:      10:00 a.m., Thursday, June 23, 2005

2. Venue:              Toyota Head Office, 1, Toyota-cho, Toyota City,
                       Aichi Prefecture

3. Meeting Agenda:

     Reports:

        Report 1:               Reports on business review, unconsolidated
                                balance sheet and statement of income for the
                                101st term (April 1, 2004 through March 31,
                                2005)

        Report 2:               Reports on consolidated balance sheet and
                                statement of income for the 101st term (April 1, 2004 through March 31, 2005) and report by accounting auditors and board of corporate auditors on the audit results of the consolidated financial statements

     Resolutions:

     [Resolutions 1 to 6 Proposed by the Company]

        Proposed Resolution 1:  Approval of Proposed Appropriation of
                                Retained Earnings for the 101st Term
        Proposed Resolution 2:  Election of 26 Directors
        Proposed Resolution 3:  Election of 1 Corporate Auditor
        Proposed Resolution 4:  Issue of Stock Acquisition Rights without
                                Consideration to Directors, Managing Officers and Employees, etc. of Toyota Motor Corporation and its Affiliates
        Proposed Resolution 5:  Repurchase of Shares
        Proposed Resolution 6:  Award of Bonus Payments to Retiring Directors

     [Resolutions 7 and 8 Proposed by Shareholders]

        Proposed Resolution 7:  Amendment of the Articles of Incorporation
                                (Part 1) (Disclosure of individual remuneration and bonus payments upon retirement, etc. of each Director to the shareholders)
        Proposed Resolution 8:  Amendment of the Articles of Incorporation
                                (Part 2) (Disclosure of political contributions)